SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE MONTH OF NOVEMBER 2003

Commission File No. 333-8880

SATELITES MEXICANOS, S.A. de C.V.

Blvd. M. Avila Camacho No. 40| Col. Lomas de Chapultepec 11000 Mexico, D.F. Mexico (52) 55-5201-0800

The registrant files annual reports under cover of Form 20-F.

The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Recent Developments

Defaults on Indebtedness

Satélites Mexicanos, S.A. de C.V. (the “Company” or “Satmex”) did not make the August 1, 2003 interest payment on its 10?% Senior Notes due November 1, 2004 (the “Fixed Rate Notes”). The amount of the interest payment due was $16.2 million. Satmex did not make the interest payment in order to conserve cash necessary to insure and launch its new Satmex 6 satellite, currently scheduled between December 15, 2003 and January 15, 2004, although the launch may be moved to later in the first half of 2004. The default under the existing notes triggered a cross-default provision under the indenture for Satmex’s outstanding Senior Secured Floating Rate Notes due June 30, 2004 (the “Floating Rate Notes”). On September 30, 2003, an additional default occurred under the Floating Rate Notes as a result of the Company’s failure to complete certain export credit agency backed financings by such date. In addition, Satmex’s parent company, Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”), defaulted on its debt obligation to the Mexican government on September 30, 2003, as a result of its failure to maintain a minimum coverage ratio, which in turn caused another cross-default with respect to the Floating Rate Notes. The occurrence of the events of default under each of the Fixed Rate Notes and the Floating Rate Notes gives the holders of such notes the right to accelerate Satmex’s principal repayment obligations on such notes. As of November 13, 2003, the Company had not received notice of the acceleration of principal repayment as provided for in each of the indentures for the Fixed Rate Notes and the Floating Rate Notes.

As a result of the default on the Fixed Rate Notes described above, Satmex has, in its third quarter financial statements, reclassified the entire outstanding $320 million principal amount of the Fixed Rate Notes as short-term debt. As a result of this indicator of impairment, the Company performed, as required by U.S. GAAP, an impairment test and no impairment was recorded as a result. In addition, the Company believes that the defaults and the possibility of acceleration of the Company’s debt raises substantial doubt about Satmex’s ability to continue as a going concern unless it is able to restructure its debt and finance the launch of its new Satmex 6 satellite. The Company has been addressing these matters as described below.

Satmex has approached certain Fixed Rate Noteholders regarding a possible restructuring of the Fixed Rate Notes, including a maturity extension. Satmex has been negotiating with an ad hoc committee of Fixed Rate Noteholders, but has not, as of the date of this filing, reached any agreement with the ad hoc committee or any other holder of Fixed Rate Notes regarding any restructuring plan. As of November 11, 2003, the ad hoc committee held more than 70% of the outstanding principal amount of the Fixed Rate Notes and Satmex continues to negotiate with the committee. On November 11, 2003, the Company’s Board of Directors received notice from the committee that, if negotiations with the committee do not move forward in a manner that is satisfactory to the committee by November 17, 2003, the committee will feel compelled to accelerate the Fixed Rate Notes and take other actions necessary to protect its interests as holders of Fixed Rate Notes. Should this occur, Satmex may seek to reorganize under either Chapter 11 of the United States Bankruptcy Code or Mexican reorganization law or both.

Satmex filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) relating to a proposed exchange offer for the Fixed Rate Notes on July 21, 2003, but it has not become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective and Satmex has obtained the necessary authorizations from the Comisión Nacional Bancaria y de Valores de México. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or in Mexico in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or of Mexico.

The Satmex 6 Satellite

Satmex also continues to work toward the completion of the financing for the launch of Satmex 6 with Private Export Funding Corporation and Société Générale, which financing would be backed by the U.S. and French export credit agencies, respectively. In October 2003, Satmex 6 was completed, and it is currently in Kourou, French Guiana awaiting launch. Satmex 6 is designed to provide broader coverage and higher power levels than any satellite in the Satmex fleet. In order to launch Satmex 6, Satmex must complete payment of the launch insurance premium and other related payments. Although Satmex has made progress in completing its proposed financing transactions, if it is unable to do so it will not have sufficient liquidity to complete the launch of Satmex 6 or service all its debt. Satmex would pursue alternative strategies to finance the launch, but cannot provide any assurance that such financing can be obtained. In that case, Satmex may seek to reorganize under either Chapter 11 of the United States Bankruptcy Code or Mexican reorganization law or both.

SATELITES MEXICANOS, S.A. de C.V.
FINANCIAL INFORMATION
INDEX

Page
Financial Statements (Unaudited):

Condensed Balance Sheets as of September 30, 2003 and December 31, 2002	2

Condensed Statements of Operations for the three month and nine month periods
ended September 30, 2003 and 2002	3

Condensed Statements of Cash Flows for the nine months ended September 30, 2003 and 2002	4

Notes to Unaudited Condensed Financial Statements	5

Operating and Financial Review and Prospects	12

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

CONDENSED BALANCE SHEETS
(Amounts in thousands of U.S. dollars) (Unaudited)

	September 30, 2003	December 31, 2002
Assets		(Note)
Current assets:
Cash and cash equivalents	$ 14,719	$ 26,822
Restricted and segregated cash		6,817
Accounts receivable, net	4,818	5,597
Prepaid insurance	1,252	6,440
Due from related parties	7,142	4,796
Deferred income taxes	2,885	1,385

Total current assets	30,816	51,857
Satellites and equipment, net	264,419	289,637
Construction in process - Satmex 6 (Note 1)	246,623	214,903
Concessions, net	440,937	450,616
Deferred financing costs, net	3,444	3,757
Other assets	2,410	324

Total assets	$ 988,649	$ 1,011,094

Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$ 523,712	$ 1,000
Accounts payable	2,731	2,788
Accrued expenses	3,353	6,407
Interest payable	21,878	14,196
Due to related parties	4,412	2,231
Deferred revenue - customers	2,317	2,213
Deferred revenue - Mexican government	2,200	2,200

Total current liabilities	560,603	31,035
Accrued expenses, non current	3,276	3,276
Due to related parties	858
Deferred revenue - Mexican government	72,885	74,535
Deferred income taxes	14,034	10,194
Long-term debt		523,374

Total liabilities	651,656	642,414

Commitments and contingencies (Note 6) Stockholders’ equity:
Preferred stock	31,886	31,886
Common stock	386,185	385,054
Accumulated deficit	(81,078)	(48,260)

Total stockholders’ equity	336,993	368,680

Total liabilities and stockholders’ equity	$ 988,649	$ 1,011,094

Note: The December 31, 2002 balance sheet has been derived from the audited financial statements at that date.

See notes to unaudited condensed financial statements.

2

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

CONDENSED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars) (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Service revenue	$ 19,024	$ 19,424	$ 59,212	$ 62,433

Operating expenses:
Satellite operations	3,045	3,720	10,047	13,343
Selling and administrative expenses	5,810	4,810	16,602	13,503
License fees	274	270	842	844
Depreciation expense and amortization of concessions	12,015	11,846	35,916	35,498

	21,144	20,646	63,407	63,188

Operating loss	(2,120)	(1,222)	(4,195)	(755)
Gain on in-orbit failure of Solidaridad 1		3,301		3,301
Interest income	63	282	220	1,842
Interest expense and amortization of deferred financing costs	(9,972)	(8,870)	(25,605)	(29,620)
Net foreign exchange gain	114	34	233	40

Loss before deferred income tax	(11,915)	(6,475)	(29,347)	(25,192)
Deferred income tax (expense) benefit	(5,868)	2,278	(2,340)	13,255

Net loss	$(17,783)	$(4,197)	$(31,687)	$(11,937)
Preferred stock dividend requirement	(377)	(377)	(1,131)	(1,131)

Net loss applicable to common stockholders	$(18,160)	$(4,574)	$(32,818)	$(13.068)

See notes to unaudited condensed financial statements.

3

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

CONDENSED STATEMENTS OF CASH FLOWS
(Amounts in thousands of U.S. dollars) (Unaudited)

	Nine months ended September 30,
	2003	2002
Operating activities Net loss	$(31,687)	$(11,937)
Adjustments to reconcile net loss to operating cash flow:
Depreciation expense and amortization of concessions	35,916	35,498
Amortization of deferred financing costs	1,902	1,733
Deferred revenue - customers	104	658
Deferred revenue - Mexican government	(1,650)	(1,650)
Deferred income taxes	2,340	(13,255)
Interest income from restricted and segregated cash	(5)	(1,264)
Use of restricted and segregated cash for interest payments	177	11,877
Changes in assets and liabilities:
Accounts receivable	779	(3,580)
Prepaid insurance	5,188	5,776
Accounts payable and accrued expenses	(3,111)	(12,049)
Interest payable	7,682	(8,518)
Due from / to related parties	693	1,588
Deferred financing costs and other assets	(3,675)	(300)

Cash flow provided by operating activities	14,653	4,577

Investing activities
Use of restricted and segregated cash	6,645	107,040
Construction in progress - Satmex 6	(31,720)	(112,217)
Acquisition of equipment, net	(1,019)	(2,839)

Cash flow used in investing activities	(26,094)	(8,016)

Financing activities
Use of restricted and segregated cash		13,376
Repayment of senior secured notes	(662)	(31,376)

Cash flow used in financing activities	(662)	(18,000)

Decrease in cash and cash equivalents	(12,103)	(21,439)
Cash and cash equivalents - beginning of period	26,822	26,194

Cash and cash equivalents - end of period	$ 14,719	$ 4,755

Supplemental disclosure
Interest paid	$ 27,249	$ 45,847

See notes to unaudited condensed financial statements.

4

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Amounts in U.S. dollars)

1. THE COMPANY

Satmex is the leading provider of fixed satellite services in Mexico and is expanding its services to become a leading provider of fixed satellite services throughout Latin America. Satmex provides transponder capacity to customers for distribution of network and cable television programming, direct-to-home television service, on-site transmission of live news reports, sporting events and other video feeds. It also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks with data, voice and video applications. Satmex is also marketing the use of satellite transmission capacity for new applications, such as Internet access via satellite.

Satmex provides broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in Latin America and the Caribbean. Its broadcasting customers include Grupo Televisa, MVS Television, Television Azteca and PCTV and its telecommunications services customers include Telmex, Pemex and Elektra. The Company’s data and Internet customers include Hughes Network Systems and Verestar.

The Company currently owns and operates two satellites, Solidaridad 2 and Satmex 5, in geostationary orbit at 113.0 degrees W.L. and 116.8 degrees W.L., respectively, and has plans to launch a third satellite, Satmex 6. In total, Satmex has 96 36-MHz transponder-equivalents operating in the C- and Ku-bands with an aggregate footprint covering substantially all of the continental United States, Mexico, the Caribbean and all of Latin America, other than certain regions in Brazil. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit and not producing revenue.

In October 2003, Satmex 6 was completed, and it is currently in Kourou, French Guiana awaiting launch. In order to launch Satmex 6, Satmex must complete payment of the launch insurance premium. In the event that Satmex does not obtain financing for the launch insurance premium, the launch would be postponed. Satmex cannot provide any assurance that such financing can be obtained.

In August 2000, the Company’s Solidaridad 1 satellite ceased operations and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. The satellite was insured and the Company received an insurance payment of $235 million, which was used to service debt and to invest in the manufacture, launch and insurance of a new satellite, Satmex 6.

On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries, “Loral”) and Principia, S.A. de C.V. (“Principia”), through Firmamento Mexicano, S. de R.L. de C.V. (“Firmamento”) acquired 75% of Satmex’s issued and outstanding stock from the government of Mexico for approximately $647 million. Loral owns 65% of Firmamento and Principia owns 35%. Loral holds 49% and Principia holds 51% of Firmamento’s voting interests. The remaining 25% of the Company’s capital stock was retained by the Mexican government.

In consideration of the debt incurred by Satmex in connection with the acquisition, Servicios, Satmex’s direct parent and a wholly owned subsidiary of Firmamento, agreed to pay the Mexican government $125.1 million (the “Government Obligation”). The Government Obligation accrues deferred interest at the rate of 6.03% per annum, compounds annually and matures in December 2004. Payment of the Government Obligation is currently secured by Loral’s and Principia’s interests in Firmamento.

On March 12, 1999, at an extraordinary general meeting of Satmex’s stockholders it was agreed to increase the fixed capital stock by $56.1 million through the authorization of 1,068,000 shares of Series C preferred stock. On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company’s option into common stock of the Company, at an exchange ratio of 1 share of preferred stock

5

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

for 2.0008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of Series N or Series B common stock on and after February 2, 2005. As of September 30, 2003, Servicios holds 70.71% of the outstanding capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

On July 15, 2003, Loral and certain of its subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. This filing did not include Satmex, Firmamento or Servicios, and those entities may not file such a petition without the approval of at least one director nominated by each of Principia and Loral. Although the Company does not believe that Loral intends to sell or dispose of its direct or indirect interests in it, the possibility exists that as part of its reorganization Loral may do so.

Although Satmex is unable at this time to predict what effects, if any, Loral’s Chapter 11 cases will have on it, these cases may have a material impact on the Company’s business. In addition, as with any bankruptcy filing, federal bankruptcy law may restrict the Company’s ability to enforce the terms of its agreements with such entities in accordance with their terms.

Since the Company’s privatization in 1997, it has expanded its sales outside Mexico through its direct sales force and, to a lesser extent, its network of agents, distributors and value-added resellers in the Latin American region. This regional expansion is a result of the broader footprint of the Satmex 5 satellite. The footprint of Satmex 6 is designed to cover an equally broad region.

In May of 2000, the governments of Mexico and Canada signed a coordination agreement specifying the operational parameters for Mexican and Canadian satellites in the C- and Ku- radio frequency bands in the geostationary orbit between the 107.3 degrees W.L. and 118.7 degrees W.L. orbital positions. The purpose of the coordination agreement was to establish a reference standard for acceptable adjacent satellite radio frequency spectrum interference and to ensure the efficient operation of satellite networks licensed by Mexico and Canada. As a result, satellites licensed by either nation are able to serve both their domestic markets and at the same time provide competitive services to the markets of Mexico, the United States and South and Central America on a non-interference basis. In September of 2003, Satmex and the Government of Mexico favorably concluded coordination discussions with the government of Canada relating to the contemplated radio frequency characteristics of Satmex 6. As part of these coordination discussions, the governments of Mexico and Canada also agreed to a new coordination agreement to reduce potential instances of satellite signal interference and ensure that existing and future satellite networks licensed by either nation have sufficient room to expand their respective services to the markets of Mexico, the United States and South and Central America.

Satmex 5 is one of 14 BS601HP satellites in geostationary orbit that uses, as its primary propulsion system, a xenon ion propulsion system (“XIPS”), an electrical propulsion system that maintains the satellite’s in-orbit position. These 14 satellites each have two XIPS and, of these 28 XIPS, nine have failed. Satmex 5 is susceptible to the factors that have caused six of the nine failures.

Satmex 5 has two separate XIPS that were each designed to operate during the full 15 years of the satellite’s design life. In addition, Satmex 5 has a completely independent bi-propellant propulsion system that provides redundancy of an additional 3.5 to 4.3 years of fuel life in the event of a XIPS failure.

In April 2001, Satmex experienced temporary difficulties starting Satmex 5’s secondary XIPS, but was able to start the system using procedures provided by the manufacturer. At no time was service on Satmex 5 interrupted. Performance on both Satmex 5 XIPS systems is normal. Currently, Satmex is using the secondary XIPS as the primary propulsion system and retaining the first system as back up. The manufacturer has recommended that Satmex continue to use the secondary system. If the secondary XIPS were to fail and the primary XIPS were not functional, Satmex 5’s remaining life would be reduced to the 3.5 to 4.3 years of bi-propellant propulsion. Satmex believes this would give it time to build and launch a replacement satellite.

6

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

Recent Developments

Defaults on Indebtedness

Satmex did not make the August 1, 2003 interest payment on its Fixed Rate Notes. The amount of the interest payment due was $16.2 million. Satmex did not make the interest payment in order to conserve cash necessary to insure and launch its new Satmex 6 satellite, currently scheduled to be launched between December 15, 2003 and January 15, 2004, although the launch may be moved to later in the first half of 2004. The default under the existing notes triggered a cross-default provision under the indenture for Satmex’s outstanding Floating Rate Notes. On September 30, 2003, an additional default occurred under the Floating Rate Notes as a result of the Company’s failure to complete certain export credit agency backed financings by such date. In addition, Satmex’s parent company, Servicios, defaulted on its debt obligation to the Mexican government on September 30, 2003, as a result of its failure to maintain a minimum coverage ratio, which in turn caused another cross-default on the Floating Rate Notes. The occurrence of the events of default under each of the Fixed Rate Notes and the Floating Rate Notes gives the holders of such notes the right to accelerate Satmex’s principal repayment obligations on such notes. As of November 12, 2003, the Company had not received notice of the acceleration of principal repayment as provided for in each of the indentures for the Fixed Rate Notes and the Floating Rate Notes.

As a result of the default on the Fixed Rate Notes described above, Satmex has, in its third quarter financial statements, reclassified the entire outstanding $320 million principal amount of the Fixed Rate Notes as short-term debt. As a result of this indicator of impairment, the Company performed, as required by U.S. GAAP, an impairment test and no impairment was recorded as a result. The Company believes that the defaults and the possibility of acceleration of the Company’s debt raises substantial doubt about Satmex’s ability to continue as a going concern unless it is able to restructure its debt and finance the launch of its new Satmex 6 satellite. The Company has been addressing these matters as described below.

Satmex has approached the Fixed Rate Noteholders regarding a possible restructuring of the Fixed Rate Notes, including a maturity extension. Satmex has been negotiating with an ad hoc committee of Fixed Rate Noteholders, but has not, as of the date of this filing, reached any agreement with the ad hoc committee or any other holder of Fixed Rate Notes regarding any restructuring plan. As of November 11, 2003, the ad hoc committee held more than 70% of the outstanding principal amount of the Fixed Rate Notes and Satmex continues to negotiate with the committee. On November 11, 2003, the Company’s Board of Directors received notice from the committee that, if negotiations with the committee do not move forward in a manner that is satisfactory to the committee by November 17, 2003, the committee will feel compelled to accelerate the Fixed Rate Notes and take other actions necessary to protect its interests as holders of Fixed Rate Notes. Should this occur, Satmex may seek to reorganize under either Chapter 11 of the United States Bankruptcy Code or Mexican reorganization law or both.

Satmex filed a registration statement with the SEC relating to a proposed exchange offer for the Fixed Rate Notes on July 21, 2003, but it has not become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective and Satmex has obtained the necessary authorizations from the Comisión Nacional Bancaria y de Valores de México. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or in Mexico in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or of Mexico.

The Satmex 6 Satellite

Satmex also continues to work toward the completion of the financing for the launch of Satmex 6 with Private Export Funding Corporation and Société Générale, which financing would be backed by the U.S. and French export credit agencies, respectively. In October 2003, Satmex 6 was completed, and it is currently in Kourou, French Guiana awaiting launch. Satmex 6 is designed to provide broader coverage and higher power levels than any satellite in the Satmex fleet. In order to launch Satmex 6, Satmex must complete payment of the launch insurance premium and other related payments. Although Satmex has made progress in completing its proposed financing transactions, if it is unable to do so it will not have

7

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

sufficient liquidity to complete the launch of Satmex 6 or service all its debt. Satmex would pursue alternative strategies to finance the launch, but cannot provide any assurance that such financing can be obtained. In that case, Satmex may seek to reorganize under either Chapter 11 of the United States Bankruptcy Code or Mexican reorganization law or both.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (“SEC”) on a consistent basis for the three and nine months ended September 30, 2003 and 2002, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In the opinion of the Company, such unaudited condensed financial statements include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to such SEC rules. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the nine months ended September 30, 2003, are not necessarily indicative of the results to be expected for the year. These financial statements should be read in conjunction with the audited financial statements and notes thereto of Satmex as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, included in Satmex’s Annual Report on Form 20-F for the year ended December 31, 2002, which was filed with the SEC on June 30, 2003.

Reclassifications

As a result of the default on the Fixed Rate Notes described in Note 1 above, Satmex has, in its third quarter financial statements, reclassified the entire outstanding $320 million principal amount of the Fixed Rate Notes as short-term debt. In addition, certain reclassifications have been made to conform prior period amounts for the year ended December 31, 2002 and the three and nine months ended September 30, 2002, to the current presentation.

3. ACCOUNTS RECEIVABLE
	September 30, 2003	December 31, 2002
	(in thousands)
Customers	$ 5,233	$ 6,770
Value added tax recoverable	779	526
Other	1,649	470
Allowance for uncollectible accounts	(2,843)	(2,169)

	$ 4,818	$ 5,597

Provisions for bad debts were $800,000 and nil and charge-offs were $126,000 and $541,000 for the nine months ended September 30, 2003 and 2002, respectively.

4. SATELLITES AND EQUIPMENT

	September 30, 2003	December 31, 2002
	(in thousands)
Satellites	$ 409,119	$ 409,119
Equipment	31,228	30,677
Furniture and fixtures	7,222	6,664
Leasehold improvements	4,399	4,371
Construction in progress	202	455

	452,170	451,286
Accumulated depreciation	(187,751)	(161,649)

	$ 264,419	$ 289,637

8

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	September 30, 2003	December 31, 2002
	(in thousands)
Amounts receivable:
Enlaces	$3,165	$2,900
Mexican government agencies	2,129	1,887
Loral	1,836
Service companies and others	12	9

	$7,142	$4,796

Amounts payable:
Service companies	$2,981	$1,881
Loral	1,431	314
Enlaces		36

	$4,412	$2,231

Amounts payable long-term:
Loral	$ 858

Transactions with related parties, not otherwise disclosed, are as follows:

Loral

Satmex contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6, the replacement satellite for Solidaridad 1. Satmex 6 was delivered in October 2003 and is currently in Kourou, French Guiana awaiting launch. Under the terms of the contract, as amended, the Company is entitled, as of October 31, 2003, to certain liquidated damages that may be offset against future orbital incentive payments due to Space Systems/Loral.

Enlaces

Enlaces Integra (“Enlaces”), a company owned by Principia and Loral, leases transponder capacity and teleport equipment from Satmex. Revenue from these leases was $802,000 and $398,000 for the nine months ended September 30, 2003 and 2002, respectively. Satmex agreed to loan Enlaces up to $5 million of which $3.4 million was outstanding as of December 31, 2001. In June 2002, Satmex purchased approximately $718,000 of equipment from Enlaces and in July 2002, Satmex purchased $1.6 million of equipment and paid $2.9 million as an advance payment on one of the concessions held by Enlaces. Enlaces immediately used the proceeds from the sale to repay fully its outstanding loan from Satmex. At September 30, 2003, there were no borrowings outstanding under the loan agreement.

Revenue

Revenue from related parties, primarily the Mexican government, was $6.9 million and $7.1 million for the nine months ended September 30, 2003 and 2002, respectively.

9

SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

Replacement capacity

Loral Skynet, a wholly owned subsidiary of Loral, billed Satmex $1.0 million and $3.6 million for the nine months ended September 30, 2003 and 2002, respectively, for providing capacity on Loral Skynet satellites.

Commissions

Loral Skynet billed Satmex $282,000 and $336,000 for sales commissions for the nine months ended September 30, 2003 and 2002, respectively.

Management fee

Loral and Principia are responsible for managing Satmex. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company’s quarterly gross revenue, as defined. For the nine months ended September 30, 2003 and 2002, no management fee was accrued.

License fee

Loral has licensed certain intellectual property to Satmex for an annual fee of 1.5% of the Company’s gross revenue, as defined. For the nine months ended September 30, 2003 and 2002, the fee was $858,000 and $899,000, respectively, of which $16,000 and $55,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers.

Rent

The equipment in the satellite control centers is owned by the Company, while the land and buildings that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. The rent expense under this agreement was $312,000 and $243,000 for the nine months ended September 30, 2003 and 2002, respectively.

Service companies

In 1999, Firmamento, Satmex’s indirect parent company, formed three wholly owned subsidiaries: Satmex Corporativo, S.de R.L. de C.V., Satmex Administración, S. de R.L. de C.V. and Satmex Servicios Técnicos, S. de R.L. de C.V. In June 1999, Satmex transferred its management personnel to Satmex Corporativo and its administrative personnel to Satmex Administración. In November, 1999, Satmex transferred its union personnel to Satmex Servicios Técnicos. None of these three corporations has any material assets. Satmex pays these companies for the actual personnel costs incurred plus a fee. For the nine months ended September 30, 2003 and 2002, total fees were $338,000 and $365,000, respectively.

Guarantee arrangements

In connection with the indenture governing the Floating Rate Notes, Servicios and Firmamento have provided and continue to provide guarantees on behalf of the Company. Servicios defaulted on its debt obligation to the Mexican government on September 30, 2003, as a result of its failure to maintain a minimum coverage ratio, which in turn caused a cross-default with respect to the Floating Rate Notes.

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SATELITES MEXICANOS, S.A. DE C.V. (A Subsidiary of Servicios Corporativos Satelitales, S.A. de C.V.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

6. COMMITMENTS AND CONTINGENCIES

On January 1, 2002, the Mexican government amended the tax law to broaden the scope of telecommunications services subject to a 10% tax. The Company believes, based on discussions with external tax advisors and its internal legal department, that its services do not fall within the scope of this tax. However, there is a risk that the tax authorities will not agree with the Company’s interpretation. Satmex has presented its interpretation to the Mexican government and is awaiting resolution of this matter. If the Mexican government disagrees with the Company’s position, an assessment of the tax and penalty could have a material adverse effect on the results of operations, cash flows and financial position of the Company.

Upon launch of Satmex 5 in 1998, the Company purchased a five-year policy providing for $250 million of insurance for Satmex 5. Satmex 5 is currently insured for $250 million with no significant exclusions. The insurance coverage on Satmex 5 provides that if 50% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to the Company of up to the insured amount. Upon renewal of this policy, the Company expects that 50% constructive total loss provisions will no longer be available in the market on commercially reasonable terms. Currently, policies in the marketplace contain 75% constructive total loss provisions. The current policy expires on December 4, 2003. Satmex can give no assurance that it will be able to renew the insurance policy for Satmex 5 without exclusions for losses related to the XIPS and any related systems. An uninsured loss of Satmex 5 would have a material adverse effect on the Company’s financial condition and results of operations. Higher premiums on insurance policies will increase the Company’s costs by the amount of such increased premiums.

The Company currently has insurance for Solidaridad 2 under terms reflecting current market conditions. Solidaridad 2 is insured for replacement value plus $25 million, which the Company has determined to be $125 million. The insurance policy on Solidaridad 2 expires on November 28, 2003. The insurance coverage on Solidaridad 2 provides that if 75% or more of satellite capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. In the event of a constructive or total satellite loss, the insurance policy provides for a payment to the Company of up to the insured amount, less any unpaid premiums.

The insurance for Solidaridad 2 includes substantial exclusions relating to the Spacecraft Control Processor (“SCP”) and the motor drivers, which have been identified by insurers as at risk of failure. The primary and secondary SCPs have failed in three BS601s, including Solidaridad 1, resulting in the complete loss of those satellites. Currently, the primary SCP on Solidaridad 2 is operating normally, and the Company believes the secondary SCP is functional and would allow for uninterrupted service from the satellite in the event of a primary SCP failure, giving Satmex redundant SCP capacity on Solidaridad 2. However, a failure of the primary and secondary SCPs would result in a complete and uninsured loss of Solidaridad 2.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for the historical information contained herein, the matters discussed in the following Operating and Financial Review and Prospects of Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) are not historical facts, but are “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “projects”, “intend,” or “outlook” or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company’s control. Some of these factors and conditions include: partial or total failure of the Company’s in-orbit satellites; the Company’s reliance on certain customers; the Company’s operations are located in Mexico; competition in the Company’s industry; and the Company’s significant leverage. For a detailed discussion of these factors and conditions, please refer to the periodic reports filed by the Company with the SEC. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. The Company undertakes no obligation to update any forward-looking statements.

The following should be read in conjunction with the unaudited condensed financial statements of the Company as of and for the nine months ended September 30, 2003 and 2002 contained herein, and the audited financial statements and notes thereto of Satmex as of December 31, 2002 and 2001, and for each of the three years ended December 31, 2002, included in Satmex’s Annual Report on Form 20-F for the year ended December 31, 2002, which was filed with the SEC on June 30, 2003.

Overview

Satmex holds concessions from the government of Mexico to operate satellites in three orbital positions. The Company owns and operates two geostationary communications satellites, Solidaridad 2 and Satmex 5, in two of those positions. Satmex also owns and has plans to launch a third satellite, Satmex 6. Satmex’s fourth satellite, Morelos 2, is in an inclined orbit and no longer producing revenue. Satmex operates in the fixed satellite services segment and is the leading provider of such services in Mexico and is expanding such services to become a leading provider of fixed satellite services throughout the Americas. Satmex is also marketing the use of satellite transmission capacity for new broadband applications, such as connectivity to the Internet backbone via satellite. The Company provides broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 37 nations and territories in Latin America and the Caribbean.

On November 17, 1997, Loral and Principia acquired 75% of Satmex’s issued and outstanding stock from the government of Mexico for $647 million through Firmamento. Loral owns 65% of Firmamento and Principia owns 35%. Loral holds 49% and Principia holds 51% of Firmamento’s voting interests. The remaining 25% of Satmex’s capital stock was retained by the Mexican government.

On March 12, 1999, at an extraordinary general meeting of Satmex’s stockholders it was agreed to increase the fixed capital stock by $56.1 million through the authorization of 1,068,000 shares of Series C preferred stock. On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a cumulative dividend in common stock of the Company equal to 0.138 shares of Series N or Series B common stock for each share of preferred stock. The preferred stock can be exchanged at the Company’s option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of Series N or Series B common stock, if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for 4.0016 shares of Series N or Series B common stock on and after February 2, 2005. As of September 30, 2003, Servicios holds 70.71% of the outstanding

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capital stock of Satmex, Loral holds 4.46%, Principia holds 1.26% and the Mexican government holds 23.57%.

Recent Trends in the Satellite Industry

Early in 2001, the telecommunications sector began to suffer a sharp downturn. Supply increased as a result of a build-out of fiber optic capacity around the world. At the same time, satellite service demand was reduced via compression technology that allows more efficient utilization of telecommunications capacity. Also in 2001, the Internet sector, one of the primary growth drivers for satellite services, also suffered a downturn from which it has not yet recovered. The worldwide business climate began to slow down and Latin America, because of its more volatile economies, has suffered to a greater extent.

This industry downturn affected both satellite operators and their customer base. As of 1999, voice customers began to switch to fiber optic cable, where available. Using new technology, some existing customers have been able to compress data to a greater extent, requiring less satellite capacity to send their signals. With the decline of the Internet sector, many businesses that were users of satellite capacity failed and the pick-up of broadband/data services has been slower than expected. In summary, many anticipated projects have been postponed, some customers have been forced to cancel their satellite service contracts, and the development of new business has been slower than expected. From April 2001 to March 2003, the period of greatest contraction, contract cancellations reduced Satmex’s backlog by $163.0 million.

At the same time, satellites themselves have been increasing in size, capacity, power levels and the surface of the earth to which their signals can reach. The use of compressed data has increased capacity of satellites to offer more data. The result has been lower utilization rates across the fixed satellite services industry. In addition, prices of fixed satellite services have decreased over the last two years.

During this period, in part because Latin America is recognized as a market with long-term growth potential, competition has increased in the Company’s market. On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. A total of 23 satellites were registered to provide satellite service in Mexico.

Due to lower pricing as well as early economic recovery, the Company is beginning to see new demand for fixed satellite services. Technological advances, such as high definition television, are working in the Company’s favor because this service requires more bandwidth than regular television. In addition, the requirement that subscription television (cable and satellite direct to home) offer local channels (local-into-local) will entail greater demand for satellite services. Rising demand for national and foreign channels has also begun to stimulate demand for satellite capacity. For example, demand in the United States for Spanish language programming is rising rapidly as is demand in Latin America for U.S. channels. The Company is seeking to enter the market for Spanish language programming by working with Latin American programmers in an effort to create demand for the Company’s satellite services.

Satellite Operations

In August 2000, the Company’s Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and commenced service in January 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. The Company used the net insurance proceeds towards the manufacture, launch and insurance of a replacement satellite and contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build the replacement

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satellite, known as Satmex 6. The Company also used a portion of the net insurance proceeds for debt service. Satmex 6 is currently scheduled to be launched between December 15, 2003 and January 15, 2004, although the launch may be moved to later in the first half of 2004, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet. In 2001, the Company reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. In 2002, the Company received $3.3 million from the satellite manufacturer under the Solidaridad 1 performance guarantee and it reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $5.1 million. These transactions were recorded as additional gain on the in-orbit failure of Solidaridad 1 in the applicable periods.

Satmex 5 is one of 14 BS601HP satellites in geostationary orbit that uses a XIPS as its primary propulsion system. These 14 satellites each have two XIPS and, of these 28 XIPS, nine have failed. Satmex 5 is susceptible to the factors that have caused six of the nine failures. Satmex 5 has two separate XIPS that were each designed to operate during the full 15 years of the satellite’s design life. In addition, Satmex 5 has a completely independent bi-propellant propulsion system that provides redundancy of an additional 3.5 to 4.3 years of fuel life in the event of a XIPS failure.

In April 2001, the Company experienced temporary difficulties starting Satmex 5’s secondary XIPS, but were able to start the system using procedures provided by the manufacturer. At no time was service on Satmex 5 interrupted. Performance on both Satmex 5 XIPS systems is normal. Currently, Satmex is using the secondary XIPS as the primary propulsion system and retaining the first system as back up. The manufacturer has recommended that the Company continue to use the secondary system. If the secondary XIPS were to fail and the primary XIPS were not functional, Satmex 5’s remaining life would be reduced to the 3.5 to 4.3 years of bi-propellant propulsion. Satmex believes this would give it time to build and launch a replacement satellite.

At September 30, 2003, Satmex’s Solidaridad 2 and Satmex 5 satellites were operating normally and had remaining estimated useful lives of 5.6 and 10.3 years, respectively.

Results of Operations for the Three Months Ended September 30, 2003 compared to September 30, 2002

Revenue

Revenue for the third quarter of 2003 decreased $0.4 million to $19.0 million, as compared to $19.4 million for the third quarter of 2002.

From April 2001 through March 2003, the Company experienced significant terminations, and was unable to renew contracts with certain customers upon expiration. During the third quarter of 2003, contract cancellations slowed and the Company’s backlog ended the period at $255.6 million. During the third quarter, approximately 29 customers accounted for approximately 80% of Satmex’s revenue base. Cancellation or non-renewal of service contracts by some of these customers would have an adverse effect on the Company’s results of operations.

Operating expenses

Operating expenses were $21.1 million for the third quarter of 2003 versus $20.6 million in the third quarter of 2002, as described below.

Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $3.0 million for the third quarter of 2003, as compared to $3.7 million in the third quarter of 2002, a decrease of $0.7 million. The decrease is due to a lower cost of $0.5 million for replacement capacity on third party satellites for customers previously on Solidaridad 1, as the Company has migrated its customers to its own fleet and lower expenses of $0.2 million on satellite insurance.

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Selling and administrative expenses. Selling and administrative expenses in the third quarter of 2003 were $5.8 million as compared to $4.8 million in the third quarter of 2002, an increase of $1.0 million. The increase is due to an increase of $0.6 million of professional fees and $0.4 million of provision for uncollectible accounts.

License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company’s quarterly gross revenue, as defined. For the three months ended September 30, 2003 and 2002, no management fee was accrued. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company’s gross revenue, as defined. For the three months ended September 30, 2003 and 2002, the fee was $274,700 and $279,000, respectively, of which $600 and $9,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers.

Depreciation and amortization. Depreciation expense for the third quarter of 2003 was $8.8 million as compared to $8.6 million during the third quarter of 2002. Amortization expense relating to the concessions was $3.2 million in each quarter.

Interest income

Interest income for the third quarter of 2003 was $63,000 as compared to $282,000 for the third quarter of 2002. The decrease is due to lower levels of restricted and segregated cash available for investment, as well as lower interest rates.

Interest cost

Total interest cost was $14.7 million in the third quarter of 2003 as compared to $13.0 million in the third quarter of 2002. Total interest cost for the third quarter of 2003 includes $2.4 million of advisory and legal expenses related to the financial restructuring that were recognized in the third quarter of 2003. Total interest cost includes capitalized interest related to the construction of Satmex 6, which amounted to $4.7 million for the third quarter of 2003 and $4.2 million for the third quarter of 2002. Total interest cost, excluding financial restructuring expenses, decreased due to lower average outstanding debt in the third quarter of 2003 and lower interest rates on the Company’s variable rate debt.

Net foreign exchange gain

The Company recorded a net foreign exchange gain of $114,000 in the third quarter of 2003 and $34,000 in the third quarter of 2002.

Deferred income tax benefit (expense)

On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005.

For the three months ended September 30, 2003, the Company recorded a deferred income tax expense of $5.9 million on a loss before income taxes of $9.5 million as compared to a deferred income tax benefit of $2.3 million on a loss before income taxes of $6.5 million for the three months ended September 30, 2002. The change from 2002 to 2003 relates primarily to an additional valuation allowance recorded against the Company’s deferred tax assets and inflationary components and remeasurement.

Preferred stock dividend requirement

The preferred stock dividend requirement was $377,000 in each quarter, payable in common stock of the Company.

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Results of Operations for the Nine Months Ended September 30, 2003 compared to September 30, 2002

Revenue

Revenue for the first nine months of 2003 decreased $3.2 million to $59.2 million, as compared to $62.4 million for the first nine months of 2002. This decrease was the result of the expiration of the Company’s contract with Innova on March 31, 2002, which represented $1.5 million of revenue for the first quarter of 2002, as well as lower average pricing.

During the first nine months of 2003, approximately 29 customers accounted for approximately 80% of Satmex’s revenue base. Cancellation or non-renewal of service contracts by some of these customers would have an adverse effect on the Company’s results of operations.

Operating expenses

Operating expenses were $63.4 million for the first nine months of 2003 versus $63.2 million for the first nine months of 2002, as described below.

Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $10.0 million for the first nine months of 2003, as compared to $13.3 million in the first nine months of 2002, a decrease of $3.3 million. The decrease is largely due to a $2.8 million cost reduction for replacement capacity on third party satellites for customers previously on Solidaridad 1, as the Company has migrated its customers to its own fleet, as well as a reduction in insurance expense of $500,000.

Selling and administrative expenses. Selling and administrative expenses in the first nine months of 2003 were $16.6 million as compared to $13.5 million in the first nine months of 2002, an increase of $3.1 million. The increase is due primarily to higher professional fees of $1.5 million, bad debt provision of $0.8 million, severance expense of $0.5 million related to personnel reductions and provision for net future personnel benefits of $0.4 million.

License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company’s quarterly gross revenue, as defined. For the nine months ended September 30, 2003 and 2002, no management fee was accrued. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company’s gross revenue, as defined. For the nine months ended September 30, 2003 and 2002, the fee was $858,000 and $899,000, respectively, of which $16,000 and $55,000, respectively, was offset against Solidaridad 1 estimated cost over revenue for the currently committed transponder capacity to be provided to customers.

Depreciation and amortization. Depreciation expense for the first nine months of 2003 was $26.2 million as compared to $25.8 million during the first nine months of 2002. Amortization expense relating to the concessions was $9.7 million in each period.

Interest income

Interest income for the first nine months of 2003 was $220,000 as compared to $1.8 million for the first nine months of 2002. The decrease is due to lower levels of restricted and segregated cash available for investment, as well as lower interest rates.

Interest cost

Total interest cost was $39.4 million in the first nine months of 2003 as compared to $39.4 million in the first nine months of 2002. Total interest cost for the first nine months of 2003 includes $2.4 million of advisory and legal expenses related to the financial restructuring that were recognized in the third quarter of 2003. Total interest cost includes capitalized interest related to the construction of Satmex 6, which

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amounted to $13.8 million for the first nine month of 2003 and $9.8 million for the first nine months of 2002. Total interest cost, excluding financial restructuring expenses, decreased due to lower average outstanding debt in the first nine months of 2003 and lower interest rates on the Company’s variable rate debt.

Net foreign exchange gain

The Company recorded a net foreign exchange gain of $233,000 in the first nine months of 2003 and $40,000 in the first nine months of 2002.

Deferred income tax benefit (expense)

On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The Company recorded a deferred income tax benefit of $1.8 million in 2002 for the effect of this change on its deferred tax assets and liabilities.

For the nine months ended September 30, 2003, the Company recorded a deferred income tax expense of $2.3 million on a loss before income taxes of $26.9 million as compared to a deferred income tax benefit of $11.5 million, excluding the deferred income tax benefit of $1.8 million relating to the change in the statutory rate, on a loss before income taxes of $25.2 million for the nine months ended September 30, 2002. The change from 2002 to 2003 relates primarily to an additional valuation allowance recorded against the Company deferred tax assets and inflationary components and remeasurement.

Preferred stock dividend requirement

The preferred stock dividend requirement was $1.1 million in each period, payable in common stock of the Company.

Liquidity and Capital Resources

At September 30, 2003, the Company had total debt of $523.7 million, all of which was classified as short-term debt. The Company had defaults existing at September 30, 2003 on its Fixed Rate Notes and its Floating Rate Notes, as described below. The Company’s only source of liquidity for working capital purposes is cash flow from operations. As of September 30, 2003, the Company had $14.7 million in available cash and cash equivalents. Insurance proceeds from the loss of Solidaridad 1 and funds in the debt escrow accounts had been fully used and, as of September 30, 2003, no remaining balances existed. The Company believes that available cash will not be sufficient to fund the in-orbit delivery of the Satmex 6 satellite unless it obtains other financing or negotiates satisfactory payment terms for delivery of Satmex 6 in-orbit.

The Company expects the total cost of Satmex 6, the ground control equipment and related services and insurance coverage purchased from suppliers in the United States to total approximately $184.5 million. Approximately $176 million of this amount is eligible for a loan guaranteed by the Export-Import Bank of the United States, or “Ex-Im Bank,” for both political and commercial risk. Ex-Im Bank provides a guarantee for 85% of eligible U.S. exports plus 100% of its fee. The Satmex 6 project has qualified for an Ex-Im Bank guarantee of approximately $150 million. The Company is currently negotiating a direct loan from Private Export Funding Corporation that would be backed by this Ex-Im Bank guarantee. In addition, the Company expects to incur other costs of approximately $85 million in connection with the launch of Satmex 6 and other related services. These costs are primarily payable to Arianespace, the French company that will be launching Satmex 6. The Company has funded all payments made to Arianespace to date from the insurance proceeds for Solidaridad 1. The Company is also seeking financing of up to $76 million of this amount through direct loan from Société Générale, with 95% of that amount backed by an insurance policies from Compagnie Française d’Assurance pour le Commerce Extérieur, known as Coface, covering both political and commercial risk. The proceeds of the loan guaranteed by Ex-Im Bank and the loan insured by Coface would reimburse prior payments the Company has made with respect to the construction and ground equipment and the launch, respectively, of Satmex 6.

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The Company also intends to issue approximately $80 million aggregate principal amount of the Company’s new floating rate notes in a private placement. These notes are a new offering and the terms may differ substantially from the terms of the Floating Rate Notes. The Company expects the gross proceeds from the issuance of the new floating rate notes, net of original issue discount, to be approximately $70 million. The Company will use this amount to prepay a portion of the Floating Rate Notes. The Company will use the reimbursements of prior payments made with respect to Satmex 6 to prepay the remaining portion of the Floating Rate Notes.

All of the financings discussed above are subject to numerous material conditions, including that the Company complete a restructuring of its Fixed Rate Notes. Further, the Ex-Im Bank and Coface approvals for the financings described above expire in November 2003. The Company is working with Ex-Im Bank and Coface to extend these approvals. The Company cannot provide any assurance that the approvals will be extended or that it will be able to complete the financings in a timely manner, if at all.

Under the terms of its concessions, Satmex is required to post and must maintain during the term thereof, a surety bond in the amount of 10 million pesos payable to the Federal Treasury of Mexico with respect to each orbital concession. This amount is adjusted each year to reflect the inflation rate in Mexico. At September 30, 2003, the adjusted amount was approximately 17 million pesos per orbital concession. The Company renewed the surety bonds on October 17, 2003. Because of the surety’s perception of the financial risk associated with Satmex and the completion of the financings described above, the surety required that the Company post partial cash collateral in connection with the surety bonds in an aggregate amount of approximately $2.7 million. The cash collateral will be refunded to the Company if and when the financings described above are consummated.

Cash used and provided

Net cash provided by operating activities for the nine months ended September 30, 2003 was $14.7 million.

Cash used in investing activities in the first nine months of 2003 was $26.1 million. Capital expenditures for the first nine months of 2003 were $32.7 million, which included $31.7 for the construction of Satmex 6. In the first nine months of 2003, $6.6 million of the expenditures for Satmex 6 was funded from restricted and segregated cash. Substantially all capital expenditures are denominated in U.S. dollars.

Cash used in financing activities for the first nine months of 2003 was $662,000 for the repayment of principal of the Floating Rate Notes.

Contractual Obligations and Other Commercial Commitments

The Fixed Rate Notes

On February 2, 1998, Satmex issued the Fixed Rate Notes in an aggregate principal amount of $320 million, all of which was outstanding on September 30, 2003. The interest rate on the Fixed Rate Notes is 10.125%. Satmex is required to make interest payments on the Fixed Rate Notes semi-annually in cash in arrears on each February 1 and August 1 until maturity.

The Fixed Rate Notes mature on November 1, 2004 and are unsecured, unsubordinated obligations, which rank pari passu in right of payment with all of the Company’s existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of the Company’s future subordinated indebtedness.

The Fixed Rate Notes indenture contains certain covenants that impose certain limitations and restrictions on Satmex’s ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of its assets and make investments in unrestricted subsidiaries. The events of default under the Fixed Rate Notes indenture includes various events of default customary for similar issues of notes, including the failure to

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pay principal and interest when due, cross acceleration and certain events of bankruptcy, insolvency and reorganization.

Satmex did not make the interest payment on the Fixed Rate Notes that was due on August 1, 2003 and, therefore, an Event of Default as defined in the Fixed Rate Notes indenture has occurred. The amount of the interest payment due was $16.2 million. Satmex did not make the interest payment in order to conserve cash necessary to insure and launch its new Satmex 6 satellite. As a result of this default, Satmex has, in its third quarter financial statements, reclassified the entire outstanding $320 million principal amount of the Fixed Rate Notes as short-term debt. In addition, the Company believes that the defaults and the possibility of acceleration of the Company’s debt raises substantial doubt about Satmex’s ability to continue as a going concern unless it is able to restructure its debt and finance the launch of its new Satmex 6 satellite. The Company has been addressing these matters as described below.

As of November 12, 2003, the Company had had not received notice of the acceleration of principal repayment as provided for in the Fixed Rate Notes indenture. However, on November 11, 2003, the Company’s Board of Directors received notice from the committee that, if negotiations with the committee do not move forward in a manner that is satisfactory to the committee by November 17, 2003, the committee will feel compelled to accelerate the Fixed Rate Notes and take other actions necessary to protect its interests as holders of Fixed Rate Notes. Should this occur, Satmex may seek to reorganize under either Chapter 11 of the United States Bankruptcy Code or Mexican reorganization law or both.

The Floating Rate Notes

On March 2, 1998, Satmex issued $325 million of Senior Secured Floating Rate Notes due June 30, 2004, of which approximately $203.7 million remained outstanding at September 30, 2003. The Floating Rate Notes rank senior in right of payment to all of the Company’s subordinated debt and pari passu in right of payment to all of the Company’s senior indebtedness, including the Fixed Rate Notes. They are secured by a lien on substantially all of Satmex’s assets and the shares held by Servicios in the Company and by Firmamento in Servicios. The Floating Rate Notes bear interest at rates based either on LIBOR or the base rate specified in the Floating Rate Notes indenture, at its option, and are redeemable at Satmex’s option. In addition, the Floating Rate Notes are guaranteed by Firmamento and Servicios.

In addition to containing similar covenants as the Fixed Rate Notes, the Floating Rate Notes indenture contains a covenant requiring the Company to maintain minimum levels of earnings before interest, taxes, depreciation and amortization, or “EBITDA,” as defined in the indenture. The Floating Rate Notes also contain a covenant that required the Company to complete the financings with Ex-Im Bank and Coface by September 30, 2003. The payment default on the Fixed Rate Notes triggered a cross-default provision under the Floating Rate Notes. In addition, Satmex did not complete the Ex-Im Bank and Coface financings by September 30, 2003, and an additional default occurred under the Floating Rate Notes as a result of that failure. Satmex’s parent company, Servicios, also defaulted on its debt obligation to the Mexican government on September 30, 2003, as a result of its failure to maintain a minimum coverage ratio, which in turn caused another cross-default on the Floating Rate Notes. As of November 13, 2003, the Company had not received notice of the acceleration of principal repayment payment as provided for in the Floating Rate Notes indenture. Satmex has not defaulted on its payment obligations under the Floating Rate Notes.

The Company is required to make quarterly redemption payments on the Floating Rate Notes of $250,000, as adjusted proportionately based on outstanding principal amount, through March 31, 2004, plus additional prepayments from excess cash flow, as defined in the Floating Rate Note indenture, with the balance due on June 29, 2004.

In February 2000, the Floating Rate Notes were amended to permit the modification of certain covenants, in exchange for the payment of a fee and an increase in the applicable interest margin by up to 0.75%. On March 18, 2003, holders of the Floating Rate Notes agreed to modify certain financial covenants required by the Senior Secured Note indenture and Satmex agreed to pay the consenting holders a fee of 0.25% of the amount of the debt. This fee was paid on March 21, 2003, solely to the holders that gave consent. The total fee paid was $495,000. The modification of the financial covenants consisted of substituting certain financial ratios for minimum levels of EBITDA to be maintained during the remaining

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life of the Floating Rate Notes. In addition, a new covenant was incorporated to require that the loans backed by Ex-Im Bank and Coface be closed on or prior to September 30, 2003, which, as described above, did not occur.

Satmex plans to prepay the entire principal amount of the Floating Rate Notes upon completion of the financings for the construction, insurance and launch of Satmex 6 and the restructuring of the Fixed Rate Notes, but the Company cannot provide any assurance that such financings or restructurings will be consummated.

The Company’s Credit Rating

On September 5, 2003, Moody’s Investor Services lowered its ratings of the Company’s senior unsecured indebtedness from “Ca” to “C,” as a result of the payment default on the Fixed Rate Notes. “Ca” is the second lowest rating category out of 21 and describes obligations that Moody’s believes are speculative in a high degree and that are often in default or have other marked shortcomings. “C” is the lowest rating category and describes obligations that are typically in default, with little prospect for recovery of principal or interest.

On August 6, 2003, Standard & Poor’s lowered the Company’s long term foreign issuer credit rating from “CCC+” to “D,” as a result of the payment default on the Fixed Rate Notes. A “CCC+” rating describes an obligation that S&P believes is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, S&P believes that a “CCC” rated obligor is not likely to have the capacity to meet its financial commitment on the obligation. A “D” rating is assigned when Standard & Poor’s believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due.

As a result of these negative credit ratings and downgrades, the Company cannot rely on sources of short-term financing, which could otherwise allow the Company to finance its operations. Furthermore, the negative publicity surrounding these recent downgrades has generated concern among certain of the Company’s existing customers.

Other Matters

Insurance Costs

Satmex, similar to others in the satellite industry, are faced with significantly higher premiums for launch and in-orbit insurance and significantly shorter coverage periods than those that have been available in the past, which is due in part to the events of September 11, 2001, and in part to recent losses in the satellite industry, including that of Solidaridad 1. This development in the insurance industry will increase the Company’s cost of doing business. The Company intends to pass on such increased cost to its customers. The Company cannot provide any assurance, however, that it will be able to do so. Higher premiums on insurance policies will increase the Company’s costs, thereby reducing its operating income by the amount of such increased premiums. Insurance market conditions have historically been cyclical in nature. While the Company anticipates that these conditions will improve in the future, it can provide no assurance that it will.

The Company is in the process of obtaining launch insurance for Satmex 6. Prior to launch, it intends to insure Satmex 6 for $300 million against failure during launch and its first year in orbit. The Company is currently negotiating the appropriate documentation and it anticipates no exclusions other than as customary.

Related Party Transactions

See Footnote 5 - Balances and Transactions with Related Parties in the notes to unaudited condensed financial statements for a discussion of related party transactions.

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Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by this standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 replaces EITF Issue No. 94-3. The adoption of SFAS 146 on January 1, 2003 had no effect on Satmex’s financial statements.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures had no impact on Satmex’s financial position or result of operations. The adoption of the recognition and initial measurement requirements of this interpretation on January 1, 2003 had no impact on Satmex’s financial position or results of operations.

In January 2003, FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. FIN 46 defines the concept of “variable interest” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The Company does not have variable interests in any variable interest entities that will require consolidation in accordance with FIN 46.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 addresses the accounting for certain financial instruments that issuers could previously account for as equity. SFAS 150 affects three types of financial instruments: mandatorily redeemable shares; instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. SFAS 150 does not apply to features imbedded in a financial instrument that is not a derivative in its entirety. The Company was required to adopt aspects of SFAS 150 beginning on May 31, 2003. The adoption of SFAS 150 had no effect on Satmex’s financial position or results of operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. de C.V.
By: /S/ Cynthia Pelini Cynthia Pelini Chief Financial Officer Date: November 14, 2003

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